

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Jill Ramsey
Chief Executive Officer
A.K.A. Brands Holding Corp.
100 Montgomery Street, Suite 1600
San Francisco, California 94104

      Re: A.K.A. Brands Holding Corp.
          Registration Statement on Form S-1
          Filed August 24, 2021
          File No. 333-259028

Dear Ms. Ramsey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 24, 2021

Our Principal Stockholder, page 11

1.   Please summarize here the director nomination agreement with your principal stockholder. In doing so, please address the nomination rights associated with each percentage ownership range.

Director Nomination Agreement, page 161

2.   Please define here the term "Original Amount."

Jill Ramsey
A.K.A. Brands Holding Corp.
September 1, 2021
Page 2

General

3.   We note you have deleted from the prospectus all disclosures that you expect to be a "controlled company" within the meaning of applicable corporate governance standards. Please tell us why you have deleted these disclosures. In doing so, please address your risk factor disclosure on page 55 that states "Summit controls us," as well as the director nomination rights held by your principal stockholder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dieter King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services